Exhibit 99.1

AGREEMENT

Come now J. Lloyd Tomer (Lloyd), J. Scott Tomer (Scott) and J. Kim Sorensen (Kim), jointly and severally, hereinafter “The Tomer Group” and Michael Y. Brent (Michael), Derek Brent (Derek) and Darren Brent (Darren), jointly and severally, hereinafter “The Brent Group”, in consideration of the mutual covenants contained herein, and other true and valuable considerations, the receipt and sufficiency of which considerations are acknowledged by each party to the others, and enter into the following agreement.

A.  This agreement supersedes all previous agreements between the parties to the extent that if there is a conflict between the provisions of this agreement and the provisions of any prior agreement the provisions of this agreement shall prevail and supersede the conflicting provisions in any previous agreement.

B.  The employment agreement between YTB International, Inc. and Michael, pursuant to previous authorization at the Board of Directors of YTB International, Inc., is amended to be exactly identical to the employment agreements of Scott and Kim with YTB International, Inc. Further, Michael hereby relinquishes his 1/6th interest in YourTravelBiz.com, Inc. Rep position #1. Michael shall be entitled to receive when paid any unpaid Level 5 Director commissions earned to date by Rep position #1.

Scott and Kim hereby agree that Michael shall hereafter be the owner of an undivided 1/3 interest in their YTB Rep position #2, protected by the YourTravelBiz.com, Inc. Rep Bill of Rights, and shall be reflected in Michael’s employment agreement with YTB International, Inc. in the same manner as the identical interests in Rep position #2 are set forth in the employment contracts of Scott and Kim. The Tomer Group Directors, Lloyd, Scott and Kim, agree not to vote for the termination of the employment contracts of Michael or Derek for cause as to any past act or omission known by them to date or termination without cause, and only for cause in the future. Unless terminated for cause the employment contracts of Michael and Derek shall be renewed for one additional term of five (5) years when their current term expires.

C.  Michael agrees to execute and deliver to YourTravelBiz.com, Inc., immediately upon execution of this agreement, his YourTravelBiz.com, Inc. Rep and Director Agreements which shall be identical to said agreements as heretofore executed and delivered to YourTravelBiz.com, Inc. by Scott and Kim, except that the Director Agreement provisions requiring participation in up to 20 YTB events shall not apply to Michael.

D.  Each of Michael and Derek hereby appoints Lloyd, Scott and Kim (with full power of any of them to act alone), or a designee of any of them, with full power of substitution, proxy for Michael and Derek to vote or give consents with respect to all current and future shares of voting capital stock of YTB International, Inc. held by Michael or Derek, including with respect to any actions to be taken by written consent of stockholder, according to the number of votes that Michael or Derek could cast and with all powers that the undersigned would have with respect all business as may be submitted for consideration by the stockholders of YTB. This proxy is coupled with an interest, and shall be irrevocable.

E.  The Brent Group hereby irrevocably grants, assigns and transfers all of it right, title and interest to The Tomer Group as regards the right of the Brent Group to nominate and remove members of the Board of Directors of YTB International, Inc.

F.   The Tomer Group Directors shall vote in favor of an indemnification of Michael as regards his guarantee of the SBA loan (approx $270,000) owed by YTB International, Inc.

G.  Nothing in this agreement is intended to modify by implication the rights of the subsidiaries of YTB International, Inc. to operate under the closing documents relating to the merger of December 19, 2004, and each subsidiary shall retain as its own working capital those funds currently in its accounts.

H.  Michael, Derek and Darren hereby resign as Officers and Directors of YTB International, Inc. and its subsidiaries, save and except as Officers and Directors of Rezconnect Technologies, Inc. Michael’s and Derek’s current employment agreements shall be for consulting services to YTB International, Inc. in connection with the operations and their officerships of Rezconnect Technologies, Inc. and shall be paid by YTB International, Inc. Michael and Derek shall not receive separate or additional compensation from Rezconnect Technologies, Inc.

I.  At the end of the employment agreement(s) of Michael and Derek each may, if resigned as officers and directors of Rezconnect Technologies, Inc. separately or jointly conduct a franchise and/or travel business so long they do not directly act in competition with YTB International, Inc. and its subsidiaries as to Network Marketing and as to Network Marketing offering a travel product, for a period of five years. It is agreed that Michael and Derek will not offer any program in Rezconnect Technologies or otherwise thereafter for five years in which a website to book travel is offered at a lower price than offer by YTB which is currently $49.95 per month, without the express prior written consent of YTB International, Inc.

J.  This agreement and each of its provisions shall be binding upon the heirs, successors and assignees of each of the parties hereto and no modification of this agreement shall be binding upon a party unless in writing duly executed by all parties to this agreement. This agreement shall be construed, interpreted and enforced under the laws of the State of New York.

K.  It is agreed that any stock options issued to Scott or Kim would be matched to Michael and Derek during the lifespan of the employment agreements and the renewal.

Dated at Edwardsville, Illinois and Englewood Cliffs, New Jersey this 22nd day of November, 2006

/s/ J. Lloyd Tomer	/s/ Michael Y. Brent
J. Lloyd Tomer	Michael Y. Brent

/s/ J. Scott Tomer	/s/ Derek Brent
J. Scott Tomer	Derek Brent

/s/ J. Kim Sorensen	/s/ Darren Y. Brent
J. Kim Sorensen	Darren Y. Brent